                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2
                                -----------------

                           ESPERION THERAPEUTICS, INC.
                            (Name of Subject Company)

                           ESPERION THERAPEUTICS, INC.
                      (Name of Person(s) Filing Statement)
                                -----------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                -----------------

                                   29664R 10 6
                      (CUSIP Number of Class of Securities)
                                -----------------

                             ROGER S. NEWTON, PH.D.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ESPERION THERAPEUTICS, INC.
                             3621 SOUTH STATE STREET
                                  695 KMS PLACE
                               ANN ARBOR, MI 48108
                                 (734) 332-0506

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                              LINDA L. GRIGGS, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                          1111 PENNSYLVANIA AVENUE, NW
                              WASHINGTON, DC 20004
                            TELEPHONE: (202) 739-5245
                            FACSIMILE: (202) 739-3001

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        * Explanatory Note. Esperion Therapeutics, Inc. (the "Company") hereby amends its Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on January 7, 2004, as previously amended by Amendment No. 1 thereto filed on January 8, 2004. The Company is amending its Schedule 14D-9 to include two additional exhibits, and to make corrections to the Summary Compensation Table that was included in the Rule 14f-1 Information Statement attached as Annex A to the Schedule 14D-9.

        ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (b) AGREEMENTS WITH PARENT.

        The Merger Agreement. On January 16, 2004, the Company, Purchaser and Parent amended Section 7.03(d) of the Merger Agreement. A copy of the amendment is attached hereto as Exhibit (e)(12).


        ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        On January 13, 2004, the United States Federal District Court for the District of Connecticut issued an order, a copy of which is attached hereto as Exhibit (e)(13), approving a settlement between the Company and Durus Life Sciences Master Fund and the Sacane Group whereby the Company is to be paid $32.2 million dollars.


        ITEM 9. EXHIBITS

        EXHIBIT NO.                             DESCRIPTION

        (e)(12) Amendment to Agreement and Plan of Merger, dated as of January 16, 2004, by and among the Company, Purchaser and Parent.

        (e)(13) Stipulation of Dismissal with Prejudice of the lawsuit brought by the Company against Durus Life Sciences Master Fund, Ltd., Durus Capital Management, LLC, Durus Capital Management (N.A.), LLC, and Scott Sacane.

                                                                         ANNEX A


                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION.

        The following table presents information concerning the compensation paid to or earned during the last three fiscal years by the Company's Chief Executive Officer and four most highly compensated executive officers. We refer to these persons as the Named Executive Officers.


                           SUMMARY COMPENSATION TABLE



                                                                                      SECURITIES   ALL OTHER
NAME AND                                                              OTHER ANNUAL    UNDERLYING  COMPENSATION
PRINCIPAL POSITION                YEAR     SALARY($)    BONUS ($)(1)  COMPENSATION    OPTIONS (#)  ($)(3)
------------------                ----     ---------    ------------  ------------   ----------   ----------

Roger S. Newton, Ph.D.            2003     $325,000     $200,000           --         125,000     $  6,000
  President,                      2002      312,500       70,000           --         400,000        5,000
  Chief                           2001      250,000      100,000           --          30,000           --
  Executive Officer
Timothy M. Mayleben               2003      255,000      200,000           --         100,000        6,000
  Chief Operating                 2002      236,000       36,000           --         250,000        5,500
  Officer and Chief               2001      195,000       48,750           --          20,000           --
  Financial Officer
Brian R. Krause, Ph.D.            2003      179,000       71,600           --          50,000        6,000
  Senior Vice                     2002      168,000       15,000           --          60,000        5,673
  President,                      2001      110,833       21,000           --          80,000           --
  Preclinical
  Research and
  Discovery
Jean-Louis H. Dasseux, Ph.D.,     2003      183,700       91,850           --          50,000        3,026
  Vice President,                 2002      174,900       18,000       35,212(2)       70,000        3,119
  Chemistry and                   2001      165,000       33,000           --          10,000           --
  Technologies
William F. Brinkerhoff,           2003      166,500       83,250           --          50,000        5,994
  Vice President,                 2002      100,615       10,000           --          75,000           --
  Business Development            2001           --           --           --              --           --



-------------------

(1) Bonuses are reported in the year earned, even if actually paid in a subsequent year.

(2) Includes $22,500 in tuition reimbursement and $12,712 in income and social security taxes paid by the Company in connection with the tuition.

(3) These amounts represent the Company's matching contributions to the executive officers' 401(k) plan in the year earned, even if actually made in a subsequent year.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        By:       /s/  Roger S. Newton, Ph.D.
                                           -------------------------------------
                                           Name: Roger S. Newton, Ph.D.
                                           Title: President and Chief Executive
                                                  Officer

Dated:  January 21, 2004

                                  EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION

 (e)(12) Amendment to Agreement and Plan of Merger, dated as of January 16, 2004, by and among the Company, Purchaser and Parent.

 (e)(13) Stipulation of Dismissal with Prejudice of the lawsuit brought by the Company against Durus Life Sciences Master Fund, Ltd., Durus Capital Management, LLC, Durus Capital Management (N.A.), LLC, and Scott Sacane.